UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SIGILON THERAPEUTICS, INC.

(Name of Subject Company (issuer))

SHENANDOAH ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

82657L206

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Howard Kenny

Russell M. Franklin

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6210

Benjamin H. Pensak

Morgan, Lewis & Bockius LLP

101 North Wacker Drive

Chicago, IL 60606

Telephone: (312) 324-1719

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Shenandoah Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”), in exchange for (a) $14.92 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Sigilon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2023 (as it may be amended or supplemented from time to time), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed to update the CUSIP number that appears on the cover of the Schedule TO. On May 22, 2023, Sigilon filed a Certificate of Amendment to its Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of the Shares at a ratio of 1-for-13 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the CUSIP number was changed from 82657L107 to 82657L206.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2023	SHENANDOAH ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer